PROMISSORY NOTE

Amount: $90,000.00

Date: February 3, 2010

FOR VALUE RECEIVED, **INSYNERGY, INC.**, a Nevada corporation ("Payor"), hereby promises to pay to the order of **ALAN DIAMANTE**, 1305 Oakridge Drive, Glendale, California 91205, or at such other place or places or to such other party or parties as Holder may from time to time designate, the principal sum of Ninety Thousand and no/100 Dollars ($90,000.00) (the "Loan"), payable in cash, as set forth below.

1. The Loan will bear interest at six percent (6%) per year.

2. The Loan shall be due and payable three (3) years from the date hereof.

3. The occurrence of any one or more of the following shall constitute an event of default hereunder (the "Event of Default").

   3.1 Payor shall fail to pay any amount due under this Note within thirty (30) days after the due date thereof;

   3.2 Payor shall be adjudicated a bankrupt or make an assignment for the benefit of creditors, or bankruptcy, insolvency, reorganization, arrangement, debt adjustment, receivership, liquidation or dissolution proceedings shall be instituted by or against it and, if instituted adversely, Payor consents to the same or admits in writing the material allegations thereof or said proceedings shall remain undismissed for ninety (90) days.

4. If any Event or Default occurs and is continuing, and if Holder so elects, notice of election being expressly waived, the principal remaining unpaid shall at once become due and payable, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by Payor.

5. Payor expressly waives any diligence, presentment, protest and demand, notice of protest, dishonor and nonpayment of this Note and all other notices of any kind, except as otherwise provided herein, and expressly agrees that this Note, or any payment hereunder, may be extended from time to time without in any way affecting the liability of Payor.

6. This Note has been executed and delivered in the State of California and is to be governed by and construed and interpreted in accordance with the laws thereof.

7. No single or partial exercise of any power hereunder shall preclude other or further exercise thereof or the exercise of any other power. No delay or omission on the part of Holder in exercising any right hereunder or other agreement shall operate as a waiver of such right or of any other right under this Note. The release of any party liable under this Note shall not operate to release any other party liable hereon.

8. Any provision of this Note that is declared invalid, illegal or unenforceable in any jurisdiction shall not affect in any way the remaining provisions hereof in such jurisdiction or render that or any other provision of this Note invalid, illegal or unenforceable in any other jurisdiction.

EXECUTED and delivered by the undersigned as of February 3, 2010 in Los Angeles, California.

By ______________________
Alan Diamante

INSYNERGY, INC.

By ______________________
Marty Goldrod, Chief Operating Officer